82-2062

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

May 28, 2001

02015225

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended December 31, 2000

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: Vancouver Stock Exchange
Martin & Associates, Barristers and Solicitors

dlw 2/19

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER: Stina Resources Ltd.
FOR QUARTER ENDED: Mar. 31, 2001
DATE OF REPORT (YY / MM / DD): 01/05/30
ISSUER ADDRESS: 465 King St. East
CITY / PROVINCE / POSTAL CODE: Toronto, ON M5A 1L6
ISSUER FAX NO: (416) 3682635
ISSUER TELEPHONE NO: (416) 3682271
CONTACT NAME: Edward Gresko
CONTACT POSITION: President/ Director
CONTACT TELEPHONE NO: (416) 3682271
CONTACT EMAIL ADDRESS:
WEB SITE ADDRESS:

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY / MM / DD)
[signature]	Edward Gresko	01/05/30
[signature]	Sidney Mann	01/05/30

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**
____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **MARCH 31, 2001**

DATE OF REPORT: **MAY 30, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**01/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**01/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
MARCH 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 2,445	$ -
Accounts receivable	10,219	4,833
Inventories	17,942	23,634
Deposits and prepaids	-	188
	30,606	28,655
CAPITAL ASSETS	1,972	2,330
OTHER		
Incorporation costs	804	804
	$ 33,382	$ 31,789

LIABILITIES

	2001	2000
CURRENT LIABILITIES		
Bank overdraft	$ -	$ 1,067
Accounts payable	65,966	48,721
	65,966	49,788

SHAREHOLDERS' EQUITY

	2001	2000
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,341,988)	(2,327,403)
	$ 33,382	$ 31,789

Approved on behalf of the Board

______________________, Director

______________________, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

		2001		2000
SALES	$	86,450	$	92,973
COST OF GOODS SOLD (Schedule 1)		12,013		11,145
GROSS PROFIT		74,437		81,828
EXPENSES				
Northern Sea's Expenses (Schedule 2)		51,366		49,527
Administration Expenses (Schedule 3)		25,675		27,155
		77,041		76,682
NET PROFIT (LOSS) FOR THE PERIOD	$	(2,604)	$	5,146
DEFICIT, at beginning of period		2,339,384		2,332,549
DEFICIT, at end of period	$	2,341,988	$	2,327,403

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

		2001		2000
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$	(2,604)	$	5,146
Add non-cash items:				
Amortization		219		259
		(2,385)		5,405
Net changes in other non-cash operating accounts				
Accounts receivable		(3,060)		4,870
Inventories		(2,488)		(991)
Accounts payable		5,530		(12,083)
		(2,403)		(2,799)
INCREASE (DECREASE) IN CASH		(2,403)		(2,799)
CASH, beginning of period		4,848		1,732
CASH, end of period	$	2,445	$	(1,067)

Schedule 1

STINA RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD

SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

	2001	2000
OPENING INVENTORY	$ 15,454	$ 22,643
ADD:		
Purchases	9,364	4,741
Packaging and testing	4,627	5,973
Duty, freight and brokerage	510	1,422
	14,501	12,136
	29,955	34,779
LESS ENDING INVENTORY	(17,942)	(23,634)
COSTS OF GOODS SOLD	$ 12,013	$ 11,145

Schedule 2

STINA RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS

NORTHERN SEA'S DIVISION

SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

	2001	2000
SALES	$ 86,450	$ 92,973
COST OF SALES	12,013	11,145
	74,437	81,828
ADMINISTRATIVE EXPENSES		
Accounting	648	615
Advertising and promotion	2,438	2,214
Office	3,152	9,790
Rent	14,263	9,040
Shipping	3,793	2,427
Telephone	2,636	3,992

Wages, commissions, and contract services		24,406		21,449
		(51,336)		(49,527)
OPERATING PROFIT (LOSS)	$	23,101	$	32,301

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
SIX MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

		2001		**2000**
Accounting, audit and legal	$	5,203	$	10,780
Amortization		219		259
Bank charges and interest		229		119
Consulting		19,750		10,488
Office and sundry		-		468
Regulatory fees		1,500		2,481
Travel, promotion and shareholder		570		-
info		92		-
Telephone		3,618		3,034
Transfer agent		(5,506)		(443)
Loss (Gain)on exchange				
		25,675		27,186
Interest income		-		(31)
	$	25,675	$	27,155

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
____x____Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416) 368-2271

FOR QUARTER ENDED: **DECEMBER 31, 2000**

DATE OF REPORT: **MAY 31, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**01/05/01**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**01/05/01**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required.

2. See above (1)

3. a) Not applicable

   b) Not applicable

   c) Not applicable

   d) Not applicable

   e) $6,000 was paid to a company director during the quarter, for a total of $12,000 in the year.

   f) Not applicable

   g) Not applicable

   h) The company has not entered into any new third party investor relations agreements.

   i) The company is not currently engaged in any legal proceedings

   j) Not applicable

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) Not applicable

   o) No special resolutions were passed by the shareholders.

4. Subsequent Events
   Subsequent to the company's quarter ending March 31, 2001, the company has continued to market its new pet market product called Pet Wonder. The company continues to seek new opportunities in the zoo industry, producing alternative health products for large animals such as elephants and horses, and has experienced rapid growth in the number of zoos and other major customers

purchasing the equine products. It is anticipated that this product line may eventually lead all other products by the fall of 2001.

No new management agreements have been entered into during the subsequent period.

5. a) Not applicable
   b) Not applicable

6. The Company has experienced continued operating losses and has a working capital deficiency of $2,604 for the first two quarters, however, this includes a ($9,032) deficit in the first quarter and an improvement since January 1, 2001, resulting in an operational profit of $6,428 since that time. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

02 FEB 19 AM 8:52

August 29, 2001

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended June 30, 2001

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: Vancouver Stock Exchange
Martin & Associates, Barristers and Solicitors

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	June 30/ 01	01/08/28

ISSUER ADDRESS		
#13-465 King St. East		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Toronto, ON M5A 1L6	(416)368-2271	(416 368-2635

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President/ Director	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	01/08/28
[signature]	Sidney Mann	01/08/28

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **__X__ Schedule A**
______ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **JUNE 30, 2001**

DATE OF REPORT: **AUGUST 28, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	Edward Gresko	**01/08/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN		**01/08/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ -	$ 3,706
Accounts receivable	13,513	12,487
Inventories	12,083	17,682
Deposits and prepaids	-	188
	25,596	34,063
CAPITAL ASSETS	1,862	2,351
OTHER		
Incorporation costs	804	804
	$ 28,262	$ 37,218

LIABILITIES

	2001	2000
CURRENT LIABILITIES		
Bank overdraft	$ 31	$ -
Accounts payable	76,909	53,044
	76,940	53,044

SHAREHOLDERS' EQUITY

	2001	2000
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,358,082)	(2,325,230)
	$ 28,262	$ 37,218

Approved on behalf of the Board

Edward Graskow, Director

Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
NINE MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

	2001	2000
SALES	$ 122,612	$ 169,083
COST OF GOODS SOLD (Schedule 1)	25,650	47,511
GROSS PROFIT	96,962	121,572
EXPENSES		
Northern Sea's Expenses (Schedule 2)	71,911	74,560
Administration Expenses (Schedule 3)	43,749	39,693
	115,660	114,253
NET PROFIT (LOSS) FOR THE PERIOD	$ (18,698)	$ 7,319
DEFICIT, at beginning of period	2,339,384	2,332,549
DEFICIT, at end of period	$ 2,358,082	$ 2,327,230

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
NINE MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

	2001	2000
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net profit (loss)	$ (18,698)	$ 7,319
Add non-cash items:		
Amortization	329	388
	(18,369)	7,707
Net changes in other non-cash operating accounts		
Accounts receivable	(6,354)	(2,784)
Inventories	3,371	4,961
Accounts payable	16,473	(7,760)
	(4,879)	2,124
INVESTING ACTIVITIES		
Capital Assets	-	(150)
INCREASE (DECREASE) IN CASH	(4,879)	1,974
CASH, beginning of period	4,848	1,732
CASH, end of period	$ (31)	$ 3,706

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
NINE MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

	2001	2000
OPENING INVENTORY	$ 15,454	$ 22,643
ADD:		
Purchases	8,320	27,932
Packaging and testing	13,106	10,682
Duty, freight and brokerage	853	3,936
	22,279	42,550
	37,733	65,193
LESS ENDING INVENTORY	(12,083)	(17,682)
COSTS OF GOODS SOLD	$ 25,650	$ 47,511

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
NINE MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

	2001	2000
SALES	$ 122,612	$ 169,083
COST OF SALES	25,650	47,511
	96,962	121,572
ADMINISTRATIVE EXPENSES		
Accounting	516	749
Advertising and promotion	2,963	2,988
Office	4,681	12,436
Rent	18,785	14,181
Shipping	6,014	6,520
Telephone	4,073	5,663
Wages, commissions, and contract services	34,879	32,023
	(71,911)	(74,560)
OPERATING PROFIT (LOSS)	$ 25,051	$ 47,012

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
NINE MONTH PERIODS ENDED JUNE 30, 2001 AND 2000

	2001	2000
Accounting, audit and legal	$ 6,626	$ 12,868
Amortization	329	388
Bank charges and interest	246	218
Consulting	32,238	18,850
Office and sundry	-	416
Regulatory fees	1,500	2,481
Travel, promotion and shareholder	620	-
info	92	-
Telephone	3,557	3,931
Transfer agent	(1,459)	577
Loss (Gain)on exchange		
	43,749	39,729
Interest income	-	(36)
	$ 43,749	$ 39,693

5. a) Not applicable

   b) Not applicable

6. The Company has experienced modest operating losses and has a working capital deficiency of $18,698 for the first three quarters. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.